UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Building B23-A, Universal Business Park No. 10 Jiuxianqiao Road Chaoyang District, Beijing, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As required by Nasdaq Rule 5250(c)(2), on December 30, 2019, Borqs Technologies, Inc. (the “Company”) submitted its unaudited interim balance sheet and income statement for the six months ended on June 30, 2019 (the “Interim Submission”). The consolidated financial statements contained in the Interim Submission were unaudited and non-reviewed and prepared by management of the Company.

On February 4, 2020, the Company filed with the Securities and Exchange Commission (the “SEC”) its Annual Report on Form 20-F (the “2018 Annual Report”) with its audited financial results for the fiscal year ended December 31, 2018. In the 2018 Annual Report, the Company certain write-offs and provisions for doubtful receivables and also impairments on certain assets during the fiscal year ended December 31, 2018, as discussed in “Results of Operations” in “Item 5 – Operating and Financial Review and Prospects” of the 2018 Annual Report and in Note 9 (Long-Term Investments) to the consolidated financial statements contained in the 2018 Annual Report. This report on Form 6-K/A is filed for the purpose of amending the Interim Submission to reflect corresponding write-offs, provisions and impairments, as well as other adjustments to certain expenses, to the interim balance sheet and income statement for the period ended June 30, 2019.

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“$”), unless otherwise stated)

	As of June 30,
	2018	2019
	$	$
ASSETS
Current assets:
Cash and cash equivalents	747	8,153
Accounts receivable, net	32,699	6,501
Inventories, net	13,901	5,060
Deferred cost of revenues	730	1,784
Prepaid expenses and other current assets, net	33,439	28,614
Amounts due from discontinued operations	13,800	3,428
Current assets held for sale	7,281	8,678
Total current assets	102,597	62,218
Non-current assets:
Property and equipment, net	414	229
Intangible assets, net	12,565	11,235
Long-term investments	11,662	-
Deferred tax assets	273	373
Deferred cost of revenues	3,889	3,806
Other non-current assets	3,555	555
Non-current assets held for sale	12,472	11,790
Total non-current assets	44,830	27,988
Total assets	147,427	90,206
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8,672	13,479
Accrued expenses and other payables	13,921	18,908
Advances from customers	6,307	3,557
Amount due to related parties-current	-	1,071
Deferred revenues	2,708	3,364
Income tax payable	677	700
Short-term bank and other borrowings	11,615	6,343
Long-term bank borrowings - current portion	6,532	2,000
Current liabilities held for sale	25,603	25,244
Total current liabilities	76,035	74,666
Non-current liabilities:
Unrecognized tax benefits	2,780	2,072
Deferred tax liabilities	2,635	2,348
Deferred revenues	4,277	4,462
Other non-current liabilities	-	11,765
Long-term payables	5,563	6,663
Deferred government grants	1,933	1,860
Non-current liabilities held for sale	1,415	1,951
Total non-current liabilities	18,603	31,121
Total liabilities	94,638	105,787
Commitments and contingencies
Shareholders’ equity:
Ordinary shares	-	-
Additional paid-in capital	124,058	134,462
Statutory reserve	2,156	2,143
Accumulated deficit	(71,482)	(149,808)
Accumulated other comprehensive loss	(1,494)	(2,223)
Total Borqs Technologies, Inc. shareholders’ equity	53,238	(15,426)
Noncontrolling interest	(449)	(155)
Total shareholders’ equity	52,789	(15,581)
Total liabilities, noncontrolling interest and shareholders’ equity	147,427	90,206

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of US$, unless otherwise stated)

	For the six months ended June 30,
	2018	2019
	US$	US$
Net Revenues:
Software	3,880	6,692
Hardware	95,136	20,497

Total net revenues	99,017	27,189

Software	(1,437)	(4,983)
Hardware	(85,934)	(11,800)

Total cost of revenues	(87,371)	(16,783)

Total gross profit (loss)	11,646	10,406

Operating expenses:
Sales and marketing expenses	(1,198)	(510)
General and administrative expenses	(5,036)	(6,061)
Research and development expenses	(1,709)	(2,648)
Changes in the fair value of warrant liabilities		-

Total operating expenses	(7,943)	(9,219)

Other operating income	-	-

Operating income (loss)	3,703	1,187

Interest income	1	1
Interest expense	(1,361)	(1,231)
Other income	12	8
Other expense	(4)	(804)
Foreign exchange gain (loss)	259	38

Income (loss) from continuing operations, before income taxes	2,610	(801)

Income tax expense	(1,106)	(407)

Net income (loss) from continuing operations	1,504	(1,208)
Discontinued operations
(Loss) income from operations of discontinued entities	1,822	(2,329)
Income tax benefit (expense)	69	(178)

Net (loss) income on discontinued operations	1,891	(2,507)

Net income (loss)	3,395	(3,715)

Less: net income (loss) attributable to noncontrolling interest	366	(99)

Net income (loss) attributable to Borqs Technologies, Inc.	3,029	(3,616)

Amended Summary Discussions on the Results of the Six Months Ended June 30, 2019

Due to the pending sale of the Company’s MVNO Business Unit (the “MVNO BU”), intended to be completed approximately by October 20, 2020, the historical unaudited interim financial statements presented above for the six months ended June 30, 2019 and 2018, are prepared with the assets and liabilities of the MVNO BU classified as assets and liabilities held for sale and the activities of the MVNO BU as discontinued operations.

For the six months ended June 30, 2019, the Company’s revenues included $6.8 million of sales activities that were not recognized in 2018, while its corresponding costs of goods were recorded in the fourth quarter of 2018; and as such, the gross margin in the six months ended June 30, 2019 was significantly higher than that in the same period in 2018. General and administrative expenses in the six months ended June 30, 2019 included $2.0 million of provision for doubtful receivables. Other expenses of $0.8 million incurred in the six months ended June 30, 2019 were expenses the Company paid due to our arbitration loss to Samsung (as disclosed on our Current Report on Form 8-K filed with the SEC on December 6, 2018).

The Company’s revenues for the six months ended June 30, 2019 were $27.2 million as compared to $99.0 million for the same period of 2018. However, the Company captured significantly more sales in the third quarter of 2019 recording $100.2 million in revenues for the nine months ended September 30, 2019 and recorded $83.6 million in costs of goods. For the same nine months ended September 30, 2018, the Company recorded $121.3 million in revenues and $108.4 million in costs of goods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: February 7, 2020	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer